1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                              No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .)

TSMC Board of Directors Approves Plan to Buy Back Shares from Open Market
SIGNATURES

TSMC Board of Directors Approves Plan to
Buy Back Shares from Open Market
Hsinchu, Taiwan, R.O.C., November 13, 2007 —TSMC’s Board of Directors today held a Board of Directors meeting, at which the Board approved a share buyback plan to repurchase up to US$1.5 billion, (approximately NT$48.5 billion) or no more than 800 million of the Company’s common shares from the open market. TSMC plans to buy back shares at a price in the range of NT$43.2 to NT$94.2 per share from November 14, 2007 to January 13, 2008. The repurchased shares will be cancelled.
TSMC and Philips agreed to a multi-phased plan to facilitate an orderly exit by Philips from its current shareholding in TSMC in March. TSMC and Philips have completed the first two phases of this plan, selling approximately US$1.75 billion in shares to long-term investors in Taiwan in March, and selling another US$2.56 billion in TSMC ordinary shares in the form of American Depositary Shares in May.
“This buyback, the third phase of the multi-phase plan, is open to all shareholders and Philips intends to sell up to US$1.5 billion of its shareholding in TSMC in the open market during this period,” said TSMC Spokesperson and Vice President Ms. Lora Ho. Philips currently holds an 8 percent stake in TSMC.
Ms. Ho pointed out that the fourth phase of the plan remains unchanged: TSMC intends to conduct additional share repurchase programs over the next three years, subject to at least maintaining its current annual cash dividend per share, and cancel the repurchased shares. Philips intends to continue participating in these share repurchase programs. Philips will also consider other sales to long-term financial investors mutually agreeable to Philips and TSMC .
“Other than as part of the agreed multi-phased plan, Philips does not intend to sell TSMC shares in the open market,” said Ms. Ho.
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For further information, please contact:

TSMC Spokesperson:	TSMC Acting Spokesperson:
Dana Tsai
Ms. Lora Ho	Mr. J.H. Tzeng	Senior Administrator, TSMC
Vice President and CFO	PR Department Manager, TSMC	Tel: 886-3-505-5036
Tel: 886-3-566-4602	Tel: 886-3-505-5028	Mobile: 886-920-483591
	Mobile: 0928-882607	Fax: 886-3-567-0121
	Fax: 886-3-567-0121	E-Mail: dana_tsai@tsmc.com
E-Mail: jhtzeng@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: November 13, 2007	By	/s/	Lora Ho
Lora Ho
Vice President & Chief Financial Officer